

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-mail
Mr. Marek Tomaszewski
President
Altimo Group Corp.
Józefa Bema 6A
Bydgoszcz, 85-001 Poland

> **Re: Altimo Group Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 26, 2013**
> **File No. 333-188401**

Dear Mr. Tomaszewski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements for Fiscal Quarter Ended June 30, 2013, page F-11

Statements of Cash Flows, page F-16

1. We note the following apparent errors on page F-16 that you will need to address, (i) the beginning cash balance for the interim period should correspond to the amount reported on page F-4, (ii) if the amount reported as changes in assets and liabilities in the cumulative column corresponds to the increase in fixed assets, this should not appear as a reconciling item, (iii) if the accounts payable on your Balance Sheet as of June 30, 2013 corresponds to the increase in fixed assets, the investing cash flows for the interim period would be zero, and for the cumulative period as reported on page F-7, and (iv) the summations need to be verified for mathematical accuracy. In addition to the foregoing, please add note disclosure of the terms of your liability for the equipment deposits if applicable.

Mr. Marek Tomaszewski
Altimo Group Corp.
September 6, 2013
Page 2

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        David Lubin, Esq.